SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 10, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2Q07 results

São Paulo, August 9, 2007 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage service providers in the world based on the number of customers, announces today its results for the second quarter 2007 (2Q07). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2006.

SBSP3: R$ 43.65/ share SBS US$ 45.38 (ADR=2 share) Total shares: 227,836,623 Market value: R$ 9.9 billion Closing price: 08/09/2007

1. Net revenue grows 10.2% and EBITDA grows 13.5% in 2Q07

	R$ million
	2Q06	2Q07	Chg.	%	1H06	1H07	Chg.	%
(+) Gross operating revenue	1,422.0	1,563.7	141.7	10.0	2,878.8	3,146.9	268.1	9.3
(-) COFINS and PASEP taxes	108.6	115.9	7.3	6.7	220.8	234.4	13.6	6.2
(+) Net operating revenue	1,313.4	1,447.8	134.4	10.2	2,658.0	2,912.5	254.5	9.6
(-) Costs and expenses	873.3	935.3	62.0	7.1	1,669.3	1,832.8	163.5	9.8
(=) Earnings before financial expenses (EBIT*)	440.1	512.5	72.4	16.5	988.7	1,079.7	91.0	9.2
(+) Depreciation and amortization	151.1	158.8	7.7	5.1	297.9	313.0	15.1	5.1
(=) EBITDA**	591.2	671.3	80.1	13.5	1,286.6	1,392.7	106.1	8.2
(%) EBITDA margin	45.0	46.4			48.4	47.8
Net income	175.6	295.5	119.9	68.3	503.5	588.4	84.9	16.9

Earnings per share (R$)***	0.77	1.30			2.21	2.58

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization
(***) Earnings per share include the reverse split held on June 2007 for all analyzed periods in order to enable comparison

In 2Q07 net operating revenue totaled R$ 1.4 billion, a 10.2% increase in comparison to the same period of the previous year. Costs and expenses, in the amount of R$ 935.3 million, were 7.1% higher than in 2Q06, but as a percentage of net revenues, costs and expenses were 64.6% in 2Q07 versus 66.5% in 2Q06.

EBIT recorded a 16.5% growth, from R$ 440.1 million in 2Q06 to R$ 512.5 million in 2Q07. EBITDA moved from R$ 591.2 million in 2Q06 to R$ 671.3 million in 2Q07, corresponding to a 13.5% growth. The EBITDA margin went up from 45.0% to 46.4% .

Net income reached R$ 295.5 million, up by 68.3% when compared to the R$ 175.6 million recorded in 2Q06.

2. Gross operating revenue

Gross operating revenue totaled R$ 1.6 billion, up by R$ 141.7 million or 10.0% over 2Q06. The main reasons for this increase were:

  The 3.2% increase in billed water and sewage volume; and
  The 6.71% tariff readjustment as of August 2006.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 2Q06, 2Q07, 1H06 and 1H07.

BILLED WATER AND SEWAGE VOLUME(1) PER REGION - million m3

	Water			Sewage			Water + Sewage
	2Q06	2Q07%		2Q06	2Q07%		2Q06	2Q07%
Metropolitan	255.8	258.9	1.2	209.4	214.6	2.5	465.2	473.5	1.8
Regional (2)	125.4	129.6	3.3	97.4	100.8	3.5	222.8	230.4	3.4
Total retail	381.2	388.5	1.9	306.8	315.4	2.8	688.0	703.9	2.3
Wholesale	65.2	67.5	3.5	-	5.8	-	65.2	73.3	12.4
Total	446.4	456.0	2.2	306.8	321.2	4.7	753.2	777.2	3.2
	1H06	1H07%		1H06	1H07%		1H06	1H07%
Metropolitan	512.7	521.1	1.6	417.8	430.5	3.0	930.5	951.6	2.3
Regional (2)	258.1	264.1	2.3	198.8	204.1	2.7	456.9	468.2	2.5
Total retail	770.8	785.2	1.9	616.6	634.6	2.9	1,387.4	1,419.8	2.3
Wholesale	130.3	134.2	3.0	-	11.9	-	130.3	146.1	12.1
Total	901.1	919.4	2.0	616.6	646.5	4.8	1,517.7	1,565.9	3.2

(1) Not-audited
(2) Including coastal and interior regions

BILLED WATER AND SEWAGE VOLUME(1) PER CUSTOMER CATEGORY - million m3

	Water			Sewage			Water + Sewage
	2Q06	2Q07%		2Q06	2Q07%		2Q06	2Q07%
Residential	323.7	329.6	1.8	255.2	262.5	2.9	578.9	592.1	2.3
Commercial	36.7	37.6	2.5	33.7	34.6	2.7	70.4	72.2	2.6
Industrial	8.6	8.7	1.2	8.2	8.3	1.2	16.8	17.0	1.2
Public	12.2	12.6	3.3	9.7	10.0	3.1	21.9	22.6	3.2
Total retail	381.2	388.5	1.9	306.8	315.4	2.8	688.0	703.9	2.3
Wholesale	65.2	67.5	3.5	-	5.8	-	65.2	73.3	12.4
Total	446.4	456.0	2.2	306.8	321.2	4.7	753.2	777.2	3.2
	1H06	1H07%		1H06	1H07%		1H06	1H07%
Residential	656.7	668.9	1.9	514.8	530.4	3.0	1,171.5	1,199.3	2.4
Commercial	73.7	75.3	2.2	67.2	68.8	2.4	140.9	144.1	2.3
Industrial	17.3	17.4	0.6	16.2	16.6	2.5	33.5	34.0	1.5
Public	23.1	23.6	2.2	18.4	18.8	2.2	41.5	42.4	2.2
Total retail	770.8	785.2	1.9	616.6	634.6	2.9	1,387.4	1,419.8	2.3
Wholesale	130.3	134.2	3.0	-	11.9		130.3	146.1	12.1
Total	901.1	919.4	2.0	616.6	646.5	4.8	1,517.7	1,565.9	3.2

(1) Not-audited

4. Costs, administrative and selling expenses

In 2Q07, cost and administrative and selling expenses moved up by R$ 62.0 million or 7.1% .

	R$ million
	2Q06	2Q07	Chg.	%	1H06	1H07	Chg.	%
Payroll and benefits	342.6	320.8	(21.8)	(6.4)	619.7	621.6	1.9	0.3
Supplies	30.3	34.9	4.6	15.2	58.5	67.0	8.5	14.5
Treatment supplies	26.7	29.5	2.8	10.5	59.2	65.0	5.8	9.8
Third-party services	105.9	135.2	29.3	27.7	213.2	262.0	48.8	22.9
Electric power	109.5	124.5	15.0	13.7	214.9	242.8	27.9	13.0
General expenses	42.2	50.7	8.5	20.1	64.9	95.5	30.6	47.1
Depreciation and amortization	151.1	158.8	7.7	5.1	297.9	313.0	15.1	5.1
Credit write-offs	55.9	73.0	17.1	30.6	124.1	149.3	25.2	20.3
Tax expenses	9.1	7.9	(1.2)	(13.2)	16.9	16.6	(0.3)	(1.8)

Costs, administrative and selling expenses	873.3	935.3	62.0	7.1	1,669.3	1,832.8	163.5	9.8

% over net revenue	66.5	64.6			62.8	62.9

4.1. Payroll and benefits

In 2Q07 the number of employees dropped from 17,289 to 16,922, or 2.1% between 2Q07 and 2Q06. The number of connections per employee moved from 664 in 2Q06 to 695 in 2Q07 (a 4.6% growth) due to the 2.5% growth in the number of water and sewage connections, representing a 4.7% increase in productivity per employee.

In the quarter payroll and benefits dropped by R$ 21.8 million or 6.4%, from R$ 342.6 million to R$ 320.8 million, due to the following factors:

  Provision for a bonus payment per performance evaluation in the amount of R$ 40.8 million in 2Q06, non-recurring in 2Q07, which generated a drop in the same proportion;

  This drop was partially offset by the following increase:

✓	As of May 2007, payroll and benefits expenses grew due to a 3.37% wage adjustment; and
✓	The provision for pension plan obligations, as determined by CVM Resolution 371, with a R$ 13.3 million increase mainly due to the adoption of a new mortality rate table and the increase in the average term for retirement.

4.2. Supplies

In 2Q07, supplies grew by R$ 4.6 million, or 15.2%, from R$ 30.3 million to R$ 34.9 million, mostly due to:

  Network and residential water and sewage connection maintenance and a larger amount dedicated to the loss control program in the amount of R$ 2.3 million;
  Supplies used in security and protection in order to attend the rule that fixes conditions to guarantee employees’ safety conditions, in the amount of R$ 0.7 million, in accordance with the international health and safety management rule; and
  IT supplies in the amount of R$ 0.5 million.

4.3. Treatment supplies

Recorded a R$ 2.8 million or 10.5% increase, from R$ 26.7 million to R$ 29.5 million in 2Q07 due to the 8.7% consumption increase and the 2.8% average price readjustment.

The main variation was in the consumption of Copper Sulfate due to the proliferation of algae in the São Paulo Metropolitan Region, generating growth of R$ 1.4 million. The algae appear due to natural reasons, such as the increase in isolation and some nutrients, which favor its growth. When not prevented, algae can cause problems of taste and smell.

4.4. Third-party services

In 2Q07 third-party services grew by R$ 29.3 million, or 27.7%, from R$ 105.9 million to R$ 135.2 million. The main reasons for this performance were:

  Residential network and water and sewage connection in the São Paulo Metropolitan Region maintenance in the amount of R$ 7.8 million, due to the increase in jobs related to the Global Sourcing agreement and a larger amount dedicated to the loss control program;
  Detection of invisible leakage in the São Paulo Metropolitan Region, as part of the loss control program, in the amount of R$ 1.7 million;
  Services regarding the implementation of specific software to redefine the corporate website and data storage during 2Q07, in the amount of R$ 7.6 million, non-recurring;
  Publicity and advertising in the amount of R$ 4.5 million, due to the release of campaigns focused on the new policy and socio-environmental actions from the Company’s new strategic drivers;
  R$ 3.8 million increase due to the maintenance at Sewage Treatment Stations, cargo services, transportation and final disposal of solid waste, sludge removal and storage; and
  Hydrometer reading and bill delivery, in the amount of R$ 2.2 million, as a result of the expansion of the covered area in some municipalities in the São Paulo Metropolitan Region.

4.5. Electric power

Recorded a R$ 15.0 million or 13.7% increase, from R$ 109.5 million to R$ 124.5 million, as a result of the 10.1% increase in the average electric power tariff and the 1.1% increase in consumption, versus a 3.2% increase in billed water and sewage.

4.6. General expenses

In 2Q07, general expenses moved up R$ 8.5 million or 20.1%, from R$ 42.2 million to R$ 50.7 million, chiefly due to provisions related to law suits.

4.7. Depreciation and amortization

Grew by R$ 7.7 million or 5.1%, from R$ 151.1 million to R$ 158.8 million, due to the transfer of works in place to permanent operating in 2Q07.

4.8. Credit write-offs

Recorded a R$ 17.1 million or 30.6% increase, from R$ 55.9 million to R$ 73.0 million, mainly due to:

  9% tariff increase in August 2005, which impacted the accounts written off in 2Q07; and

  Provisioning due to an adjourned agreement in the amount of R$ 8.0 million with one municipality from the Regional System.

4.9. Tax expenses

In 2Q07, tax expenses dropped by R$ 1.2 million, or 13.2%, in comparison to 2Q06, from R$ 9.1 million to R$ 7.9 million, due to the payment of debt in the capital markets in 2Q06, which generated the payment of CPMF tax in the amount of R$ 0.9 million in the period.

5. Financial expenses and revenues

Net financial revenues and expenses in 2Q07 dropped by R$ 13.1 million or 10.3%, as follows:

	R$ million
	2Q06	2Q07	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	131.1	114.6	(16.5)	(12.6)
Interest and charges on international loans and financing	25.4	16.5	(8.9)	(35.0)
Other financial expenses	13.7	27.7	14.0	102.2
Provisions	(11.7)	(14.3)	(2.6)	22.2

Total financial expenses	158.5	144.5	(14.0)	(8.8)

Financial revenues	30.7	29.8	(0.9)	(2.9)

Financial expenses net of revenues	127.8	114.7	(13.1)	(10.3)

The domestic financing highlights are:

  The R$ 16.5 million drop in provision for interest over domestic financing, mainly due to the prepayment of the 1st series of the 5th debenture issuance in April 2006; amortization of the 4th debenture issuance carried out in 2006 and settled in December 2006; payment of the principal amount of the agreement with Banco do Brasil which impacted the interest calculation, and the decrease in the DI rate, that contributed to the decrease in the interest calculation over the 6th, 7th and 8th debenture issuance and FIDC.

The highlights regarding international financing are:

  The R$ 6.3 million drop due to the prepayment of part of the 2008 Eurobonds in November 2006. The new funding – 2016 Eurobonds – reduced interest rate from 12% p.a. to 7.5% p.a., which together with the US Dollar depreciation in relation to the Brazilian Real contributed to the decrease in the remaining payable balance (base for the interest calculation); and
  The R$ 2.5 million drop in interest over the agreement with the IDB, chiefly due to the US Dollar depreciation in relation to the Brazilian Real.

Other financial expenses:

  The R$ 11.4 million increase refers to the provision for monetary restatement and lawsuits updates.

6. Passive and active monetary variation

	R$ million
	2Q06	2Q07	Chg.	%
Monetary variation over loans and financing	12.3	9.5	(2.8)	(22.8)
Currency exchange variation over loans and financing	11.2	(74.2)	(85.4)	(762.5)
Other monetary variation	5.9	6.8	0.9	(15.3)

Passive monetary variation	29.4	(57.9)	(87.3)	(296.9)
Active monetary variation	9.7	6.6	(3.1)	(32.0)

Monetary/currency exchange variation, net	19.7	(64.5)	(84.2)	(427.4)

6.1. Passive monetary variation

In 2Q07 recorded an R$ 87.3 million drop, due to the:

  R$ 3.2 million drop in the monetary variation calculated over the debentures, mainly resulting from the lower IGPM index in 2Q07, 0.34% versus 0.71% in 2Q06;
  R$ 2.3 million drop in the monetary variation of the agreement with the Federal Government / Banco do Brasil, mostly as a result of the lower TR variation, 0.39% in 2Q07 versus 0.47% in 2Q06, in addition to the lower payable balance due to the settlement of the installments due in the period; and
  R$ 85.4 million drop in the exchange variation calculated over loans and financing, due to a significant US Dollar depreciation in relation to the Brazilian Real, which recorded a negative variation of 6.06% in 2Q07 versus a negative variation of 0.37% in 2Q06, of which:

✓	R$ 27.7 million related to the Eurobonds; and
✓
R$ 57.4 million related to the agreement with the IDB, resulting from the US dollar variation and accomplished amortizations and the lower appreciation of the currency basket, with a negative variation of 0.9% in 2Q07 versus a positive variation of 0.2% in 2Q06.

6.2. Active monetary variation

The R$ 3.1 million, or 32.0% drop was due to the agreement with the local government authority of the municipality of Diadema, entered into in 2Q06.

7. Non operating expenses

Recorded a R$ 2.5 million increase, due to:

  Tax benefits from the Rouanet Law, in the amount of R$ 1.0 million; and
  Real estate write offs, in the amount of R$ 1.5 million.

8. Operating indicators

The following table shows the Company’s continued improvement of services rendered.

Operating indicators*	Jun/06	Jun/07%
Water connections (1)	6,538	6,690	2.3
Sewage connections (1)	4,938	5,077	2.8
Population directly served - water (2)	22.6	22.8	1.1
Population directly served - sewage (2)	18.4	18.7	1.5
Number of employees	17,289	16,922	(2.1)
Operational productivity (3)	664	695	4.7
Water losses (%)	32.0	30.8	-

(1) In thousand units at the end of the period
(2) In thousand inhabitants at the end of the period, not including wholesale
(3) Number of water and sewage connections per employee
* Not-audited

9. Loans and financing

	R$ million
INSTITUTION	2007	2008	2009	2010	2011	2012	As of 2013	Total
Domestic
Banco do Brasil	111.1	236.9	257.8	280.6	305.4	332.4	457.2	1,981.4
Caixa Econômica Federal	26.8	56.5	60.0	64.4	69.7	75.4	196.2	549.0
Debentures	231.8	-	756.1	302.8	365.1	-	-	1,655.8
FIDC - SABESP I	27.8	55.5	55.5	55.6	13.9	-	-	208.3
BNDES	18.9	37.9	37.9	37.9	37.9	31.9	3.3	205.7
Others	1.5	5.1	6.5	5.9	5.4	-	-	24.4
Interest and charges	82.6	18.8	10.4	10.4	2.6	-	-	124.8
Domestic total	500.5	410.7	1,184.2	757.6	800.0	439.7	656.7	4,749.4
International
IDB	46.1	66.9	66.9	66.9	67.0	67.0	453.0	833.8
Eurobonds	-	188.9	-	-	-	-	269.7	458.6
JBIC	-	-	-	-	0.3	0.8	12.9	14.0
Interest and charges	14.1	-	-	-	-	-	-	14.1
International total	60.2	255.8	66.9	66.9	67.3	67.8	735.6	1,320.5
Total	560.7	666.5	1,251.1	824.5	867.3	507.5	1,392.3	6,069.9

10. Conference call

Conference call in Portuguese
August 15, 2007
2:00 PM (EST) / 15:00 (Brasília time)
Dial in access: 55 11 2101-4848
 Conference ID: Sabesp

Replay – available until 08/22/07
 Dial in access: 55 11 2101-4848
Replay ID: Sabesp	Conference call in English
 August 15, 2007
12:00 PM (EST) / 13:00 (Brasília time)
Dial in access: 1 973 935-8893
 Conference ID: 9116816

Replay – available until 08/22/07
 Dial in access: 1 973 341-3080
Replay ID: 9116816

Live webcast trough the Internet at www.sabesp.com.br

For more information, please contact our Investor Relations Team:

Mario Sampaio
Phone.(5511) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone.(5511) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)

	R$ thousand
	1Q07	1Q06%
Gross Revenue from Sales and Services	1,563,707	1,422,064	10.0
Water Supply - Retail	803,687	733,278	9.6
Water Supply - Wholesale	71,034	64,204	10.6
Sewage Collection and Treatment	662,667	601,901	10.1
Sewage Collection and Treatment - Wholesale	1,797	-	-
Other Services	24,522	22,681	8.1

Taxes on Sales and Services - COFINS and PASEP	(115,889)	(108,656)	6.7

Net Revenue from Sales and Services	1,447,818	1,313,408	10.2

Costs of Sales and Services	(677,081)	(652,878)	3.7

Gross Profit	770,737	660,530	16.7

Selling Expenses	(152,672)	(134,943)	13.1
Administrative Expenses	(105,607)	(85,513)	23.5

Operating Income before Financial Expenses and Foreing Exchange gain (loss), net	512,458	440,074	16.4

Financial Income and Expenses, net	(124,540)	(135,907)	(8.4)
Foreing Exchange gain (loss), net	74,283	(11,531)	(744.2)

Operating Income	462,201	292,636	57.9

Non-Operating Expenses (Income)

Non-Operating Income	2,210	387	471.1
Non-Operating Expense	(3,352)	(944)	255.1

Income (loss) before Taxes on Income	461,059	292,079	57.9

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(153,864)	(114,639)	34.2
Deferred Income Tax/Social Contribution	(11,655)	6,907	(268.7)

Income (loss) before Extraordinary Item	295,540	184,347	60.3

Extraordinary item, net of income taxes and social contribution	-	(8,781)	(100.0)

Net Income (loss)	295,540	175,566	68.3

Registered common shares (thousand of shares)	227,836	28,479,577	-
Earnings (loss) per thousand shares in R$	1.30	6.16	-

Depreciation and Amortization	(158,850)	(151,132)	5.1
EBITDA	671,309	591,206	13.5
% over net revenue	46.4%	45.0%

Balance sheet

Brazilian Corporate Law	R$ thousand
ASSETS	06/30/2007	03/31/2007
Cash and Cash Equivalents	511,301	453,731
Accounts Receivable, net	1,121,941	1,137,543
Accounts Receivable from Shareholders	362,250	355,762
Inventory	39,874	41,917
Taxes and contributions	8,287	33,772
Other Receivables	43,074	34,079
Deferred income tax and social contribution	16,098	16,147

Total Current Assets	2,102,825	2,072,951

Accounts Receivable, net	276,224	299,898
Accounts Receivable from Shareholders	889,820	864,031
Indemnities Receivable	148,794	148,794
Judicial Deposits	45,546	35,352
Taxes and contributions	341,939	350,281
Other Receivables	55,848	53,811
Investments	720	720
Permanent Assets	13,855,676	13,844,404
Intangible Assets	489,878	491,821
Deferred Assets	5,725	7,703

Total Permanent Assets	16,110,170	16,096,815

Total Assets	18,212,995	18,169,766

LIABILITIES	06/30/2007	03/31/2007

Suppliers and Constructors	91,722	89,844
Loans and Financing	988,696	817,414
Salaries and Payroll Charges	185,698	148,108
Taxes and contributions payable	133,059	198,464
Taxes and contributions	75,843	73,670
Interest on Own Capital Payable	396,435	511,517
Provivion for Judicial Pendencies	39,568	28,966
Services Payable	143,479	115,837
Other Payables	71,437	69,051

Total Current Liabilities	2,125,937	2,052,871

Loans and Financing	5,081,250	5,377,108
Taxes and contributions payable	214,642	222,670
Deferred Taxes and Contributions	152,273	148,284
Provision for Contingencies	627,866	666,593
Pension Fund Obligations	343,249	331,975
Other Payables	52,236	52,185

Long Term Liabilities	6,471,516	6,798,815

Capital Stock	3,403,688	3,403,688
Capital Reserves	115,330	113,408
Revaluation Reserves	2,383,910	2,405,656
Profit Reserves	3,080,605	3,080,605
Accrued income	632,009	314,723

Shareholder's Equity	9,615,542	9,318,080

Total Liabilities and Shareholder's Equity	18,212,995	18,169,766

Cash flow

Brazilian Corporate Law	R$ thousand
Description	Abr-Jun/07	Abr-Jun/06
Cash flow from operating activities
Net income for the period	295,540	175,566
Adjustments for reconciliation of net income
Deferred income tax and social contribution	14,553	(6,414)
Provisions for contingencies	29,479	10,119
Reversion of provision for losses	(44)	-
Other provisions	89	-
Liabilities related to pension plans	14,999	14,986
Loss in the wirte-off of property, plant and equipment	2,431	956
Deferred asset write-offs	475	863
Depreciation and Amortization	158,850	151,132
Interest calculated on loans and financing payable	132,834	158,862
Foreign exchange loss on loans and financing	(61,689)	29,333
Passive monetary exchange variation and interest	3,177	4,628
Active monetary exchange variation and interest	(3,495)	(2,032)
Provisions for bad debt	72,983	55,896

Adjusted Net Income	660,182	593,895

(Increase) decrease in assets
Clients	(32,371)	(17,075)
Accounts receivable from shareholders	(5,212)	(25,097)
Inventories	2,087	(1,302)
Recoverable Taxes	25,485	429
Other accounts receivable	(10,555)	(7,125)
Change in long term assets
Clients	(990)	(52,275)
Accounts receivable from shareholders	(24,406)	(23,326)
Judicial deposits	(530)	2,832
Other accounts receivable	(1,596)	(1,645)

	(48,088)	(124,584)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	31,150	79,639
Salaries and payroll charges	37,590	82,103
Taxes and contributions	(76,610)	18,189
Services payable	27,642	3,514
Other accounts payable	2,386	673
Pension plan	(3,725)	(3,692)
Provision for contingencies	(65,658)	(17,293)
Increase (decrease) in non current liabilities
Other accounts payable - long term	(38)	1,142

	(47,263)	164,275

Net cash from operating activities	564,831	633,586

Cash flow from investing activities
Acquisition of property, plant and equipment	(201,451)	(232,751)
Increase in intangible assets	(2,925)	(1,949)
Sale of property, plant and equipment	-	-
Increase in Deferred Assets	-	(28)

Net cash used in investing activities	(204,376)	(234,728)

Cash flow from financing activities
Loans and Financing - long term
Funding	92,630	29,265
Payments	(280,433)	(587,482)

Interest on own capital payment	(115,082)	(148,769)
Net cash used in financing activities	(302,885)	(706,986)

Net increase (decrease) in cash equivalents	57,570	(308,128)

Cash and cash equivalents at the beginning of the period	453,731	644,140
Cash and cash equivalents at the end of the period	511,301	336,012

Change in Cash	57,570	(308,128)

Additional information on cash flow:
Interest and taxes over loans and financing	162,377	206,085
Capitalization of interest and financial charges	(7,918)	6,284
Payable income tax and social contribution	182,172	100,509
Property, plant and equip. received as donations and/or paid in stocks	1,922	8,018
COFINS and PASEP taxes payable	125,415	106,746

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 10, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.